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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on November 15, 2000.

                                                        CHICAGO BOARD OF TRADE



                                                        November 15, 2000

Fellow Members,

The Nominating Committee this year faces a reduced scope to its annual task of selecting a slate of candidates for the annual election. In accordance with the 10/12/00 membership vote, the Nominating Committee needed to select a candidate only for the office of Chairman. While it might seem that this would simplify our job, the critical juncture at which we find ourselves as an Exchange made this year's selection of a candidate for Chairman perhaps the most important slating ever made by a Nominating Committee.

This year only 11 (eleven) members chose to appear before the Committee to recommend candidates for the office of Chairman. Having heard these recommendations, the Committee sought out people to interview to make sure that all sectors of the membership had been represented.

In the end, after countless hours of due dilligence and thoughtful deliberation, the Nominating Committee of the Chicago Board of Trade unanimously recommends David Brennan for the Office of Chairman of the Board of Directors in the annual election to be held December 6, 2000.



John Tocks, Chairman                     John Pietrzak, Vice-chairman
/s/John Tocks                            /s/John Pietrzak

Jay Homan                                Charles Wolin
/s/Jay Homan                             /s/Charles Wolin

Jack Frymire                             Bruce Williams
/s/Jack Frymire                          /s/Bruce Williams


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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